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              January 13, 2022

       Dan Pabon
       General Counsel
       Medicine Man Technologies, Inc.
       4880 Havana Street Suite 201
       Denver, Colorado 80202

                                                        Re: Medicine Man
Technologies, Inc.
                                                            Registration on
Form S-3
                                                            Filed on January 7,
2022
                                                            File No. 333-262059

       Dear Mr. Pabon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.




              Sincerely,


              Division of Corporation Finance

              Office of Trade & Services
       cc:                                              Rikard D. Lundberg